Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
61352 Bad Homburg
Germany

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

October 1, 2010

Fresenius Medical Care successfully upsizes and extends credit agreement

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the company or FMC AG & Co. KGaA; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced successful completion of the upsizing and extension of its senior secured credit facility. The refinancing of the revolving facility and Term Loan A was well received with a substantial oversubscription and enabled the company to upsize these facilities by US$250 million for a total facility of US$2.565 billion. The new agreement was extended from March 31, 2011, to March 31, 2013, matching the final maturity of the US$1.546 billion Term Loan B. The facilities will be used for general corporate purposes and working capital needs.

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Michael Brosnan, chief financial officer of the company, commented: “We are pleased to have successfully extended our senior credit agreement which provides continued financial flexibility for the company. The significant interest expressed by our lenders reflects their confidence in our sustainable financial strength and Fresenius Medical Care’s confidence in the future development.”

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1.89 million individuals worldwide. Through its network of 2,599 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 202,414 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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